Exhibit 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Quarter ended March 31,
	2017	2016
Income from continuing operations before income taxes	$155	$175
Add (deduct):
Fixed charges	46	47
Capitalized interest	—	(1)
Amortization of capitalized interest	2	2
Equity in earnings related to equity method investees	(7)	(2)
Distributions from investments in affiliates	—	12
Adjusted earnings	$196	$233
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$39	$39
Capitalized interest	—	1
Portion of rents representative of the interest factor	7	7
Total fixed charges	$46	$47
Ratio of earnings to fixed charges	4.3	5.0